SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 26, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: One Nokia stock exchange release dated March 26, 2019:

•                  Nokia Board convenes the Annual General Meeting 2019, proposes that the Board be authorized to distribute an aggregate maximum of EUR 0.20 per share and Søren Skou be elected as a Board member

Nokia Corporation
Stock Exchange Release
March 26, 2019 at 12:45 (CET +1)

Nokia Board convenes the Annual General Meeting 2019, proposes that the Board be authorized to distribute an aggregate maximum of EUR 0.20 per share and Søren Skou be elected as a Board member

Espoo, Finland — Nokia announced today that its Board of Directors (the “Board”) has resolved to convene the Annual General Meeting on May 21, 2019. The notice of the Meeting and the complete proposals by the Board are scheduled to be available on Nokia’s website on March 29, 2019.

Distribution of distributable funds for the financial year 2018

As announced earlier, the Board proposes that the Annual General Meeting authorize the Board to resolve on the distribution of an aggregate maximum of EUR 0.20 per share as dividend from the retained earnings and/or as repayment of capital from the fund for invested unrestricted equity.

The authorization would be valid until the opening of the next Annual General Meeting and it would be used to distribute funds in four instalments during the validity of the authorization, unless the Board decides otherwise for a justified reason. The Board would make separate resolutions on the amount and timing of each distribution with preliminary record and payment dates stated below. The Company will announce each Board resolution separately and confirm the relevant record and payment dates in such announcements.

Preliminary ex-dividend date	Preliminary record date	Preliminary payment date
May 22, 2019	May 23, 2019	June 6, 2019
July 29, 2019	July 30, 2019	August 8, 2019
October 28, 2019	October 29, 2019	November 7, 2019
February 3, 2020	February 4, 2020	February 13, 2020

Each instalment would be paid to the shareholders that are registered in the Company’s Register of Shareholders maintained by Euroclear Finland Oy on the record date of the relevant instalment. The actual dividend payment dates outside Finland would be determined by the practices of the intermediary banks transferring the dividend payments.

Board composition and remuneration

Louis R. Hughes has informed that he will no longer be available to serve on the Board after the Annual General Meeting. Consequently, the Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh.

Furthermore, the Board proposes that Søren Skou, CEO of A.P. Møller Mærsk A/S, be elected as a member of the Board for the same term.

The Corporate Governance and Nomination Committee will also propose in the assembly meeting of the new Board of Directors after the Annual General Meeting on May 21, 2019 that Risto Siilasmaa be elected as Chair of the Board and Sari Baldauf as Vice Chair of the Board, subject to their election to the Board of Directors.

The resumes of the Board member candidates are available on www.nokia.com/agm.

The Board does not propose changes to the Board remuneration.

Authorization to the Board to issue shares and repurchase company’s shares

In line with previous years, the Board proposes that the Annual General Meeting authorize the Board to resolve to issue an aggregate maximum of 550 million shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act. The Board may issue either new shares or treasury shares held by the Company. Shares and special rights may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board.

Also, in line with previous years, the Board proposes that the Board be authorized to resolve to repurchase a maximum of 550 million shares. The repurchases would reduce distributable funds of the Company. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board.

550 million shares correspond to less than 10 per cent of the Company’s total number of shares.

The Board shall resolve on all other matters related to the issuance or repurchase of Nokia shares in accordance with the resolution by the Annual General Meeting. It is proposed that both authorizations be effective until November 21, 2020.

Auditor election and remuneration

The Board proposes, on the recommendation of the Audit Committee, that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the financial year 2019.

In addition, Nokia has an obligation to organize an audit firm selection procedure in accordance with the EU Audit Regulation concerning the audit for the financial year 2020 (mandatory auditor rotation). The practical requirements for arranging the selection procedure under the EU Audit Regulation and the obligation to include at least two candidates in the recommendation of the Audit Committee have caused the Board to re-evaluate of the timing of the election of the auditor. The election of an auditor for the financial year 2020 already in Annual General Meeting 2019 would give the elected auditor time to prepare for the new audit engagement. At the same time, the shareholders of the Company would have an opportunity to elect the auditor already prior to the relevant financial year.

Consequently, the Board proposes, on the recommendation of the Audit Committee, that Deloitte Oy be elected as the Company’s auditor for the financial year 2020.

It is also proposed that elected auditors be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2019		Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal